Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Enterprise GP Holdings L.P.
Commission File No.: 333-169437
P.O. Box 4323
Houston, TX 77210
(713) 381-6500
ENTERPRISE GP HOLDINGS ANNOUNCES RECORD DATE AND
SPECIAL UNITHOLDER MEETING
     Houston, Texas (September 28, 2010) – Enterprise GP Holdings L.P., (NYSE: EPE) today announced it will host a special meeting of unitholders at 8:00 a.m. CT on November 22, 2010 to consider and vote upon approval of the Agreement and Plan of Merger with Enterprise Products Partners L.P. (NYSE: EPD) and the merger. The meeting will be held at the partnership’s offices located at 1100 Louisiana Street, 10th Floor, Houston, TX 77002. The record date has been set for October 13, 2010 and unitholders of record at the opening of business on the record date will be entitled to vote at the special meeting.
     The two publicly-traded partnerships announced a definitive agreement to merge on September 7, 2010. Under the terms of the definitive agreement, EPE unitholders would receive 1.5 EPD common units in exchange for each EPE limited partner unit they own at closing.
     Enterprise GP Holdings L.P. is one of the largest publicly traded GP partnerships and it owns the general partner of and limited partner interests in Enterprise Products Partners L.P. It also owns a non-controlling interest in the general partner of and limited partner interests in Energy Transfer Equity, L.P. Additional information is available at www.enterprisegp.com.
INVESTOR NOTICE
     In connection with the proposed merger, EPD has filed a registration statement (Registration No. 333-169437), which includes a preliminary prospectus of EPD and a preliminary proxy statement of EPE and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE

DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, EPE AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of EPE seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about EPE, without charge, at the SEC’s website at www.sec.gov.
     EPD, EPE and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of EPE in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and EPE is set forth in the preliminary proxy statement / prospectus, each partnership’s Annual Report on Form 10-K for the year ended December 31, 2009, which were each filed with the SEC on March 1, 2010, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above.
FORWARD LOOKING STATEMENTS
     This document includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that EPD or EPE expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the December 31, 2010 outside termination date, required approvals by unitholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by EPD and EPE. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither EPD nor EPE intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:	Randy Burkhalter, Investor Relations, (713) 381-6812 Rick Rainey, Media Relations (713) 381-3635
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